Exhibit 99.1
CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2024	2023
		Unaudited
		$ thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	26,303	28,237
Trade receivables (net of allowance for credit losses
of $20,427 and $24,602 at June 30, 2024 and December 31, 2023, respectively)		112,895	104,321
Inventories	4	59,490	68,811
Other accounts receivable and prepaid expenses		17,601	16,571

Total current assets		216,289	217,940

NON-CURRENT ASSETS:
Severance pay and pension fund		4,807	4,985
Property and equipment, net		33,853	30,659
Operating lease right-of-use assets		17,817	18,837
Intangible assets, net		16,510	16,401
Goodwill		7,749	7,749
Other non-current assets		2,010	1,954

Total non-current assets		82,746	80,585

Total assets		299,035	298,525

The accompanying notes are an integral part of the interim consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2024	2023
		Unaudited
		$ thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		67,405	67,032
Deferred revenues		2,561	5,507
Short-term loans		28,450	32,600
Operating lease liabilities		3,151	3,889
Other accounts payable and accrued expenses		25,756	23,925

Total current liabilities		127,323	132,953

LONG-TERM LIABILITIES:
Accrued severance pay and pensions		8,657	9,399
Deferred revenues		670	670
Operating lease liabilities		13,142	13,716
Other long-term payables		5,742	7,768

Total long-term liabilities		28,211	31,553

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS' EQUITY:	8
Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 240,000,000 and 120,000,000 shares at June 30, 2024 and December 31, 2023; Issued: 89,352,002 and 88,899,844 shares at June 30, 2024 and December 31, 2023, respectively; Outstanding: 85,870,479 and 85,418,321 shares at June 30, 2024 and December 31, 2023, respectively		224	224
Additional paid-in capital		440,173	437,161
Treasury shares at cost – 3,481,523 ordinary shares as of June 30, 2024, and December 31, 2023.		(20,091)	(20,091)
Accumulated other comprehensive loss		(9,853)	(8,087)
Accumulated deficit		(266,952)	(275,188)

Total shareholders' equity		143,501	134,019

Total liabilities and shareholders' equity		299,035	298,525

The accompanying notes are an integral part of the interim consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	June 30,	June 30,
	2024	2023
	Unaudited
	$ thousands

Revenues	184,586	169,560
Cost of revenues	119,057	111,028

Gross profit	65,529	58,532

Operating expenses:
Research and development, net	17,232	15,750
Sales and Marketing	22,769	19,974
General and administrative	8,158	11,542
Restructuring and related charges	1,416	897
Acquisition and integration related charges	1,377	-

Total operating expenses	50,952	48,163

Operating income	14,577	10,369

Financial expenses and others, net	4,777	3,344

Income before taxes	9,800	7,025

Taxes on income	1,564	2,969

Net income	8,236	4,056

Basic net income per share	0.10	0.05

Diluted net income per share	0.09	0.05

Weighted average number of shares used in computing basic net income per share	85,632,241	84,359,762

Weighted average number of shares used in computing diluted net income per share	87,753,163	85,152,634

The accompanying notes are an integral part of the interim consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	June 30,	June 30,
	2024	2023
	Unaudited
	$ thousands

Net income	8,236	4,056
Other comprehensive income (loss)

Change in foreign currency translation adjustment	(933)	908

Cash flow hedges:
Change in net unrealized losses	(972)	(1,889)
Amounts reclassified into net income	139	1,517
Net change	(833)	(372)

Other comprehensive income (loss), net	(1,766)	536

Total of comprehensive income	6,470	4,592

The accompanying notes are an integral part of the interim consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Six months ended June 30, 2023:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2023	84,353,681	224	432,214	(20,091)	(11,156)	(281,408)	119,783

Exercise of options and vesting of RSUs	38,571	-	30	-	-	-	30
Share-based compensation	-	-	1,977	-	-	-	1,977
Other comprehensive income, net	-	-	-	-	536	-	536
Net income	-	-	-	-	-	4,056	4,056

Balance as of June 30, 2023 (Unaudited)	84,392,252	224	434,221	(20,091)	(10,620)	(277,352)	126,382

Six months ended June 30, 2024:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2024	85,418,321	224	437,161	(20,091)	(8,087)	(275,188)	134,019

Exercise of options and vesting of RSUs	452,158	-	542	-	-	-	542
Share-based compensation	-	-	2,470	-	-	-	2,470
Other comprehensive loss, net	-	-	-	-	(1,766)	-	(1,766)
Net income	-	-	-	-	-	8,236	8,236

Balance as of June 30,2024 (Unaudited)	85,870,479	224	440,173	(20,091)	(9,853)	(266,952)	143,501

The accompanying notes are an integral part of the interim consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2024	2023
	Unaudited
	$ thousands

Cash flow from operating activities:

Net income	8,236	4,056
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,880	5,135
Loss from sale of property and equipment	169	30
Share-based compensation	2,470	1,977
Decrease in accrued severance pay and pensions, net	(564)	(344)
Increase in trade receivables, net	(9,247)	(6,910)
Decrease (increase) in other accounts receivables and prepaid expenses (including other long-term assets)	(1,383)	551
Decrease in inventories	8,555	4,059
Decrease in operating lease right-of-use assets	2,626	1,897
Increase (decrease) in trade payables	589	(3,955)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	(94)	2,326
Decrease in operating lease liability	(2,942)	(2,518)
Increase (decrease) in deferred revenues	(2,946)	386

Net cash provided by operating activities	11,349	6,690

Cash flow from investing activities:

Purchase of property and equipment	(7,955)	(5,472)
Software development costs capitalized	(989)	(1,837)

Net cash used in investing activities	(8,944)	(7,309)

Cash flow from financing activities:

Proceeds from exercise of stock options	542	30
Proceeds from (repayments of) bank credits and loans, net	(4,150)	2,050

Net cash provided by (used in) financing activities	(3,608)	2,080

Effect of exchange rate changes on cash and cash equivalents	(731)	120
Increase (decrease) in cash and cash equivalents	(1,934)	1,581
Cash and cash equivalents at the beginning of the period	28,237	22,948

Cash and cash equivalents at the end of the period	26,303	24,529

Non-cash purchases of property and equipment as of June 30, 2024, and 2023 amounted to $542 thousand and $638 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. The Company helps operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. The Company’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for a wide range of communication network use cases with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization. The Company delivers a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for its customers.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

b.
On December 4,2023 the Company completed a series of definitive agreements with Siklu Communication Ltd. (“Siklu”) and Siklu Inc. (the “Seller”), referred to as the “Siklu Acquisition”. In the framework of the Siklu Acquisition, the Company acquired all of the outstanding shares of Siklu and the assets and business activities of the Seller. Siklu is a privately held Israeli-based company which is a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. In connection with the Siklu acquisition, during the six months ended June 30, 2024, the Company recorded an adjustment to the fair value of its Holdback Consideration of $196 thousand in financial expenses and others, net.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Interim condensed consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management`s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s unaudited interim consolidated financial position as of June 30, 2024, as well as its results of operations and cash flows for the six months ended June 30, 2024, and 2023. The results of operations for the six months ended June 30, 2024, are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

b.	Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. On an ongoing basis, the Company's management evaluates estimates, including those related to the fair value of acquired intangible assets and goodwill and the useful life of intangible assets, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision and allowance for credit loss. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Significant accounting policies

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 21, 2024. There have been no significant changes to these policies during the six months ended June 30, 2024.

d.	Recently issued but not yet updated Accounting Standards

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

e.	Restructuring and related charges

During 2023, the Company approved a cost reduction and re-organization plan that included, among other things, downsizing the Company's number of employees in a certain territory (the "2023 Restructuring Plan"). During 2024, the Company approved a cost reduction and re-organization plan that included, among other things, downsizing the Company’s number of employees (the “2024 Restructuring Plan”).

The Company recorded contractual and termination severance pay and other related costs for the impacted employees.

The liabilities related to the restructuring plans as of June 30, 2024, and 2023 amounted to $763 thousand and $838 thousand, respectively.

The Company does not expect to incur additional costs related to the 2024 and 2023 Restructuring plans.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	CREDIT LOSSES

The Company is exposed to credit losses primarily through sales to customers. The Company’s expected loss allowance methodology for trade receivables is developed using historical collection experience and current and future economic and market conditions.

The estimate of amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies. Additionally, specific allowance amounts are established to record the appropriate provision for customers who have a higher probability of default.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the trade receivables balance to present the net amount expected to be collected:

	June 30,	December 31,
	2024	2023
	$ thousands
Balance, at beginning of period	24,602	22,410
Provision for expected credit losses	328	3,898
Balance added in business combination	-	259
Recoveries collected, net of write-offs	(4,503)	(1,965)

Balance, at end of period	20,427	24,602

The Company has reached an agreement to collect a debt from a South American customer (the “Settlement Agreement”). Such Settlement Agreement relates to a debt for which the Company fully recorded a credit loss provision in the fourth quarter of 2022 and to an arbitration proceeding against the Company and its subsidiary. Under the Settlement Agreement, the Company expects to receive a total of $12 million in three equal installments. The first installment of $4 million was received by the Company in the second quarter of 2024. The second installment of $4 million was received by the Company at the beginning of the third quarter of 2024, and the remaining installment is expected to be paid subject to several conditions. According to the Settlement Agreement, the arbitration proceeding against the Company has been terminated and the customer has waived all its claims against the Company and its subsidiaries.

NOTE 4:	INVENTORIES

	June 30,	December 31,
	2024	2023
	$ thousands
Raw materials	27,385	33,790
Work in progress	475	486
Finished products	31,630	34,535

	59,490	68,811

During the six-month period ended June 30, 2024, and 2023 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $2,311 thousand and $3,528 thousand respectively that have been included in cost of revenues.

As of June 30, 2024, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $39,527 thousand. The commitments are due primarily within one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table sets forth the Company’s assets that were measured at fair value on a recurring bases as of June 30, 2024, and December 31, 2023, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value	June 30,	December 31,
	hierarchy	2024	2023
		$ thousands

Derivatives instruments	Level 2	87	920

Total assets, net		87	920

NOTE 6:	DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the interim consolidated balance sheets at June 30, 2024 and December 31, 2023 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2024
	$ thousands

Derivatives designated as hedging instruments:
Currency forward contracts	87	-

Total derivatives	87	-

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2023
	$ thousands

Derivatives designated as hedging instruments:
Currency forward contracts	920	-

Total derivatives	920	-

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	DERIVATIVE INSTRUMENTS (Cont.)

The notional amounts of outstanding derivative contracts in U.S. dollars at June 30, 2024 and December 31, 2023 were as follows:

	June 30,	December 31,
	2024	2023
	$ thousands

Derivatives designated as hedging instruments
Currency forward contracts	21,751	19,482

Total derivatives	21,751	19,482

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses and others, net".

The effect of total income (loss) from derivative contracts designated as cash flow hedges in the interim consolidated statements of operations for the six months ended June 30, 2024, and 2023 was as follows:

	Six months ended
	June 30,
	2024	2023
	$ thousands

Cost of revenues	(32)	368
Research and development, net	(62)	651
Sales and marketing	(17)	184
General and administrative	(28)	314
Financial expenses	-	620

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Israel Innovation Authority:

During the six months ended June 30, 2024, and 2023, the Company received several grants from the Israel Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2024, and 2023 in the amount of $765 thousand and $277 thousand respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Prior to the Siklu Acquisition, Siklu had received research and development grants from the IIA. The Company assumed Siklu's contract with the IIA, which requires the Company to pay royalties to the IIA on sales of products based on technology or know-how developed from the grants. The royalties were calculated at the rates of 3% to 4% of the aggregated proceeds from the sale of such products. As of June 30, 2024, the Company's maximum possible future royalties commitment, including $3,035 thousand of unpaid royalties accrued, was $10,573 thousand, based on grants received from the IIA and not yet repaid.

b.	Charges and guarantees:

As of June 30, 2024, and December 31, 2023, the Company provided bank guarantees in an aggregate amount of $20,864 thousand and $26,686 thousand, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

c.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

1)	Motion to Approve a Class Action (District Court of Tel Aviv - Economic Department)

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The class action claimed amount is $78,768 thousand (294,750 NIS thousand).

1.1	On June 21, 2015, the Defendants filed their response to the motion, arguing that the motion should be dismissed.

1.2
On May 27, 2021, following a lengthy procedure that included filing of various pleadings and affidavits, evidentiary hearings, and submission of summaries, the Court ruled to certify the motion as a class action, while applying the Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings.

1.3	On June 9, 2021, the Court issued a decision suggesting that the parties refer the case to a mediation procedure.

1.4
The Company believes that the Ruling is erroneous and that the Defendants have strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Defendants in order to revert the Ruling (the “Rehearing Motion”).

1.5	On October 20, 2021, the Plaintiff submitted his response to the Rehearing Motion and the Defendants submitted their reply to the Plaintiff’s response on November 23, 2021.

1.6
Without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties refer the case to a mediation procedure and designated the retired Judge B. Arnon as a mediator. After several mediation meetings were held, the mediation process ended without reaching a settlement.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

1.7	On January 3, 2022, a hearing was held in Court in the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami.

1.8
On January 27, 2022, a judgment was rendered in the Rehearing Motion. The Court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is U.S. law. The Court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court commented that the Company’s claims based upon the Statute of Limitations should prima facie also be adjudicated under U.S. law.

1.9
On March 20, 2022, following the Court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of U.S. law. The Plaintiff estimated the amended claim amount at $45,430 thousand (170,000 NIS thousand).

1.10
On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the Court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5, 2022, following the Court's decision, the parties filed a notice, informing the Court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

1.11	On November 3rd, 2022, the Defendants submitted their Statement of Defense, based on U.S law. On February 5th, 2023, the plaintiff submitted his response to the Defendants’ Statement of Defense.

1.12
On June 15th, 2023, the court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter, and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions, which are still pending.

1.13
On September 21, 2023, a preliminary hearing was held. At the conclusion of the hearing, the court ruled that it would issue written decisions on the discovery issues and then set dates for further proceedings.

1.14
On September 28, 2023, the court approved the defendants’ motion for document discovery and determined that the documents in question are indeed relevant. As a result, the court has directed the plaintiff to furnish the requested documents by October 28, 2023. Alternatively, the court has given the plaintiff the option to waive any claims associated with these documents.

1.15
On October 1, 2023, the court granted the plaintiff's motion for document discovery and ordered the Company to produce all requested documents and to complete some of the answers to the questions included in the plaintiff questionnaire within 45 days. In making this decision, it was determined that, in addition to the documents already provided to the plaintiff, the Company is required to disclose thousands of additional documents and document types. These materials, however, were deemed irrelevant and extended beyond the approved grounds for the class action request. The discovery and disclosure of such documents would impose a substantial burden on the Company.

1.16
As a result, on December 31, 2023, the Company sought permission to appeal the District Court's decision and requested a delay in its implementation. The Supreme Court granted a stay on the execution of the District Court's decision and scheduled a hearing for January 25, 2024.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

1.17
During the hearing, the Supreme Court, presided over by the Honorable Judge Grosskopf, acknowledged the Company's contentions. It clarified that the extensive disclosure mandated by the District Court exceeded the necessary requirements accordance with the law, and suggested that the plaintiff negotiate agreements with the Company. These agreements aimed at significantly reducing the scope of disclosure, particularly concerning the period for which documents and correspondence must be provided.

1.18
Following discussions both outside the courtroom and before the Honorable Judge, where the parties presented their arguments on each dispute demand, partial agreements were reached. These agreements outline the documents the Company will provide to the plaintiff.

1.19
Validated by the Supreme Court, these agreements substantially reduced the disclosure requirements outlined in the District Court's decision. The plaintiff, in turn, waived certain demands entirely and significantly narrowed others. For the limited remaining requirements, it was established that the Company would convey its position on transferring the requested documents to the plaintiff in the reduced format proposed during the hearing. It was also decided that if no agreements are reached concerning these documents, the court will make a decision on the matter.

1.20
On March 26, 2024, the Company provided the plaintiff with the required documents, in accordance with the agreements between the parties. On March 12, 2024, following the submission of pleadings by the parties, the Supreme Court reduced the amount of expenses imposed by the District Court against the Company in its decision dated October 1, 2023, since the appeal resulted in a reduction in the extent of disclosure initially determined by the District Court.

1.21
Recently, the parties have agreed to refer the dispute to a mediation procedure before the esteemed retired judge, Dr. Avi Zamir. The first mediation meeting was held on June 10, 2024. A second mediation meeting is expected to take place in the next few weeks.

1.22
On July 10, 2024, the plaintiff filed with the court an update on the mediation procedure's current status. Accordingly, the court instructed the plaintiff to provide a further update on the matter, by October 10, 2024.

1.23
Generally speaking, and as was held in the judgement rendered in the Rehearing Motion, U.S law presents a higher bar for plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors. However, given that the class action is being adjudicated under U.S law and that the Court has yet to address the parties’ pleadings, and because of the preliminary stage of the lawsuit, the amount of loss cannot be reasonably estimated.

2)	Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement

A dispute has arisen between the Company and Station Enterprises Ltd, with respect to the lease agreement signed between the parties on April 11, 2019 (the "Lease Agreement"), under which the Company leases its offices and labs in Rosh Haayin.

2.1
The Company, the lessee, claims that Station Enterprises was late in delivering the possession to the lessee and has not fulfilled its maintenance and management obligations. Therefore, the Company claims that Station Enterprises breached its contractual obligations, causing the Company damages and expenses.

2.2
Due to the said breaches, the Company has set-off the rent and management fees against outstanding debts of Station Enterprises towards the Company and provided Station Enterprises with a set-off notice.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.3
On 8 February 2022 Station Enterprises notified the Company on the termination of the Lease Agreement, and also on the exercise of the bank guarantees provided to it in connection with the Lease Agreement, in amount of NIS 2,492,327. The Company rejected the alleged termination notice, which was provided with no legal grounds, and further required Station Enterprises to avoid from exercising the bank guarantees. This demand was disregarded, and the bank guarantees were realized in full.

2.4
Under these circumstances, the Company filed a claim against Station Enterprises, in the framework of which the court will be asked to issue a Declarative Order, declaring that the notice of termination was invalid and that the Lease Agreement is valid and in force; to order Station Enterprises to reimburse the Company for the amount of the exercised bank guarantees; to order Station Enterprises to uphold and fulfill its contractual obligation and undertakings under the Lease Agreement and the management agreement; and to compensate the Company for the damages caused to it in an amount of 1.2 million NIS.

2.5
On October 13, 2022, Station Enterprises Ltd. submitted a new claim against the Company, for its eviction of from the leased premises. On March 27, 2023, the judge ordered the consolidation of the hearings in the two lawsuits.

2.6	The parties agreed to refer the dispute in both claims to mediation. The first mediation meeting was scheduled for May 8, 2023.

2.7	On June 27, 2023, a mediation meeting took place between the parties. After extensive meetings and negotiations between the parties, the mediation was unsuccessful.

2.8
On July 15, 2024, during the first pre-trial, the judge made another attempt to mediate the dispute between the parties, but without success. Consequently, the court scheduled deposition dates and set another pre-trial for March 5, 2025.

2.9	The amount of loss cannot be reasonably estimated because of the preliminary stage of the lawsuit.

NOTE 8:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company and to receive dividends, if declared.

b.	Stock Options and RSUs plans

In 2003, the Company adopted a share option plan which has been extended or replaced from time to time. To date, the plan that is currently in effect is the Amended and Restated Share Option and RSU Plan as amended on August 10, 2014 (the “Plan”). Under the Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan was extended to expire on December 31, 2024. In 2024, the Company adopted a new share option plan, the 2024 Equity Incentive Plan, to replace the Plan (the “New Plan”).

The Company has reserved sufficient authorized but unissued Shares for purposes of the Plan and the New Plan (together the “Plans”) subject to adjustments as provided in the Plans.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

Since the date of the Plan in 2014, the Company has reserved 17,207,511 units under the Plans. As of June 30, 2024, an aggregated number of 1,631,599 ordinary shares were available for future grants under the Plans.

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2024:

	Six months ended June 30, 2024
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
				$ thousands

Outstanding at beginning of year	5,625,482	2.71	3.66	300
Granted	451,823	2.88
Exercised	(234,127)	2.31
Forfeited or expired	(626,739)	3.18

Outstanding at end of the period	5,216,439	2.68	3.67	994

Options exercisable at end of the period	2,986,522	2.82	3.08	383

Vested and expected to vest	4,846,189	2.71	3.58	876

The weighted average fair value of options granted during the six months ended June 30, 2024, and 2023 was $1.24 and $1.06, respectively.

The intrinsic value of options exercised during the six months ended June 30, 2024, and 2023 was $141 thousand and $43 thousand, respectively.

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2024:

	Six months ended June 30, 2024
	Number of RSUs	Weighted average fair value

Unvested at beginning of year	2,622,195	2.42
Granted	439,677	2.63
Vested	(218,031)	2.27
Forfeited	(71,740)	2.31

Unvested at end of period	2,772,101	2.47

As of June 30, 2024, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $3,564 thousand, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

The following table sets forth the total share-based compensation expenses included in the interim consolidated statements of operations for the six months ended June 30, 2024, and 2023:

	Six months ended June 30,
	2024	2023
	$ thousands

Cost of revenues	265	226
Research and development	336	477
Sales and Marketing	683	738
General and administrative	1,186	536

Total share-based compensation expense	2,470	1,977

NOTE 9:	REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of the reporting period.

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2024:

Six months ended June 30, 2024
$ thousands
Balance, beginning of the period	6,177
New unsatisfied performance obligations	1,720

Reclassification to revenue as a result of satisfying performance obligations	(4,666)

Balance, end of the period	3,231
Less: long-term portion of deferred revenue	670
Current portion, end of period	2,561

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of June 30, 2024, which are expected to be satisfied and recognized in future periods:

	2025	2026 and thereafter
	$ thousands	$ thousands

Unsatisfied performance obligations	-	670

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	CUSTOMERS AND GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2024, and 2023, allocated to the geographic areas in which it was generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended
	June 30,
	2024	2023
	$ thousands

North America (*)	52,180	48,572
EMEA (**)	33,913	31,944
Asia-Pacific	16,978	19,575
India	61,566	46,933
Latin America	19,949	22,536

	184,586	169,560

(*) As of June 30, 2024, and 2023, 98% and 93% represent revenues in the United States.
(**) Including Europe, Middle East and Africa.

NOTE 11:	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income per share:

a.	Numerator:

	Six months ended
	June 30,
	2024	2023
	$ thousands
Numerator for basic and diluted income per share -
Net income available to holders of ordinary shares	8,236	4,056

b.	Denominator:

	Six months ended
	June 30,
	2024	2023
Denominator for diluted income per share -
Weighted average number of shares	85,632,241	84,359,762
Add – RSUs and stock options	2,120,922	792,872

Denominator for diluted income per share - adjusted	87,753,163	85,152,634

The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 1,928,259 and 5,132,809 for the six months ended June 30, 2024, and 2023, respectively.